15.1

January 28, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Dear Sirs:

Re:	Adira Energy Ltd.

We are the former independent accountants for Adira Energy Ltd. (the "Company"). We have been furnished with a copy of the Company's response to Item 16.F of Form 20-F regarding our replacement as independent public accountants of the Company in August 2010. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the approval of our resignation by the Audit Committee and Board of Directors of the Company or the appointment of new independent accountants by the Company.

Yours very truly,

SMYTHE RATCLIFFE LLP

“Kevin Nishi” (signed)

Kevin Nishi, BBA, CA, CBV
Partner

KYN/rjte/120420